Exhibit 16.1

(Firm Letterhead)

September 18, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Ocean Power Technologies, Inc. (the Company) and, under the date of June 29, 2020, we reported on the consolidated financial statements of the Company as of and for the years ended April 30, 2020 and 2019. On September 16, 2020, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated September 18, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the change was approved by the Audit Committee of the Board of the Directors or the Company’s stated reason for changing principal accountants, and we are not in a position to agree or disagree with any of the Company’s statements included in Item 4.01(b).

Very truly yours,

(signed) KPMG LLP